SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

 Under the Securities Exchange Act of 1934 (Amendment No.    )*


                 EMBRYO DEVELOPMENT CORPORATION
 .............................................................................
                        (Name of Issuer)


                      Common Stock, $.0001
 .............................................................................
                 (Title of Class of Securities)


                           290818 10
 .............................................................................
                         (CUSIP Number)


                     MICHAEL BECKMAN, ESQ.
                   LAURENCE D. PAREDES, ESQ.
               BECKMAN, MILLMAN & SANDERS, L.L.P.
                  116 JOHN STREET, SUITE 1313
                    NEW YORK, NEW YORK 10038
 .............................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)


                          July 1, 1998
 .............................................................................
    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                          SCHEDULE 13D

CUSIP No. 290818 10
-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           MATTHEW L. HARRITON
______________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X]
______________________________________________________________________________
     3)   SEC Use Only
______________________________________________________________________________
     4)   Source of Funds (See Instructions)
                               PF
(Non-recourse Promissory Note, dated July 1, 1998, in the principal amount of $117,250, due in five (5) years, bearing interest at 8% per annum, secured by the common stock purchased)
______________________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
          [   ]
______________________________________________________________________________
     6)   Citizenship or Place of Organization
                         UNITED STATES
______________________________________________________________________________
Number of      7)   Sole Voting Power
                           1,250,000
Shares              ____________________________________________________________
               8)   Shared Voting Power
Beneficially                           -0-
               ____________________________________________________________
Owned by       9)   Sole Dispositive Power
                           1,250,000
Each Reporting ____________________________________________________________
               10)  Shared Dispositive Power
Person With                            -0-
______________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,250,000
______________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
______________________________________________________________________________
     13)  Percent of Class Represented by Amount in row (11)
                             17.9%
______________________________________________________________________________
     14)  Type of Reporting Person (See Instructions)
                               IN
______________________________________________________________________________

                          SCHEDULE 13D

CUSIP No. 290818 10
-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                        ANDREW FABRIKANT
______________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X]
______________________________________________________________________________
     3)   SEC Use Only
______________________________________________________________________________
     4)   Source of Funds (See Instructions)
                               PF
(Non-recourse Promissory Note, dated July 1, 1998, in the principal amount of $23,450, due in five (5) years, bearing interest at 8% per annum, secured by the common stock purchased)
______________________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e) [   ]
______________________________________________________________________________
     6)   Citizenship or Place of Organization
                         UNITED STATES
______________________________________________________________________________
Number of      7)   Sole Voting Power
                            250,000
Shares              ____________________________________________________________
               8)   Shared Voting Power
Beneficially                           -0-
               ____________________________________________________________
Owned by       9)   Sole Dispositive Power
                            250,000
Each Reporting ____________________________________________________________
               10)  Shared Dispositive Power
Person With                            -0-
______________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                            250,000
______________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
______________________________________________________________________________
     13)  Percent of Class Represented by Amount in row (11)
                              3.6%
______________________________________________________________________________
     14)  Type of Reporting Person (See Instructions)
                               IN
______________________________________________________________________________

                          SCHEDULE 13D

CUSIP No. 290818 10
------------------------------------------------------------------------------
    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                      DR. DANIEL DURCHSLAG
______________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X]
______________________________________________________________________________
     3)   SEC Use Only
______________________________________________________________________________
     4)   Source of Funds (See Instructions)
                               PF
(Non-recourse Promissory Note, dated July 1, 1998, in the principal amount of $23,450, due in five (5) years, bearing interest at 8% per annum, secured by the common stock purchased)
______________________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or  2(e) [   ]
______________________________________________________________________________
     6)   Citizenship or Place of Organization
                         UNITED STATES
______________________________________________________________________________
Number of      7)   Sole Voting Power
                            250,000
Shares              ____________________________________________________________
               8)   Shared Voting Power
Beneficially                           -0-
               ____________________________________________________________
Owned by       9)   Sole Dispositive Power
                            250,000
Each Reporting ____________________________________________________________
               10)  Shared Dispositive Power
Person With                            -0-
______________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                            250,000
______________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
______________________________________________________________________________
     13)  Percent of Class Represented by Amount in row (11)
                              3.6%
______________________________________________________________________________
     14)  Type of Reporting Person (See Instructions)
                               IN
______________________________________________________________________________

                          SCHEDULE 13D

CUSIP No. 290818 10
------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                        KAREN NAZZARENO
______________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X]
______________________________________________________________________________
     3)   SEC Use Only
______________________________________________________________________________
     4)   Source of Funds (See Instructions)
                               PF
(Non-recourse Promissory Note, dated July 1, 1998, in the principal amount of $37,520, due in five (5) years, bearing interest at 8% per annum, secured by the common stock purchased)
______________________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or  2(e) [   ]
______________________________________________________________________________
     6)   Citizenship or Place of Organization
                         UNITED STATES
______________________________________________________________________________
Number of      7)   Sole Voting Power
                            450,000
Shares              ____________________________________________________________
               8)   Shared Voting Power
Beneficially                           -0-
               ____________________________________________________________
Owned by       9)   Sole Dispositive Power
                            450,000
Each Reporting ____________________________________________________________
               10)  Shared Dispositive Power
Person With                            -0-
______________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                            450,000
______________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [   ]
______________________________________________________________________________
     13)  Percent of Class Represented by Amount in row (11)
                              6.4%
______________________________________________________________________________
     14)  Type of Reporting Person (See Instructions)
                               IN
______________________________________________________________________________


Item 1.   Security and Issuer

     The title of the class of equity securities to which this Schedule relates is common stock, $.0001 par value per share (the "Common Stock" or, the "Shares"), of Embryo Development Corporation, a Delaware corporation (the "Company"). The address of the Company is 750 Lexington Avenue, New York,
New York 10022.

Item 2.   Identity and background

     (a)  This Schedule 13 is filed on behalf of: (i) Mr. Matthew L. Harriton;
(ii) Mr. Andrew Fabrikant; (iii) Dr. Daniel Durchslag; and, (iv) Ms. Karen Nazzareno.

     Mr. Matthew L. Harriton serves as the Company's President, Chief Executive Officer, Chief Financial Officer and Director.

     Mr. Andrew Fabrikant is a Director of the Company.

     Dr. Daniel Durchslag is a Director of the Company.

     Ms. Karen Nazzareno is an employee of the Company.

     Although the reporting persons herewith may act as a group by reason of their relationships with other reporting persons, as described herein, they expressly disclaim membership in a group nor do they affirm the existence of a group, as defined in Rule 13d-3 (a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     (b) The addresses of the persons referred to in paragraph (a) are: (i) Mr. Matthew L. Harriton, 750 Lexington Avenue, New York, New York 10022; (ii) Mr. Andrew Fabrikant, 555 Fifth Avenue, New York, New York 10017; (iii) Dr. Daniel Durchslag, 9400 Brighton Way, Suite 402, Beverly Hills, California 90210; and, (iv) Ms. Karen Nazzareno, 750 Lexington Avenue, New York,
New York 10022.

     (c) The principal occupation of Mr. Matthew L. Harriton is as the Company's President, Chief Executive Officer, Chief Financial Officer and Director. Mr. Harriton also serves as President and Chief Executive Officer of Hydrogel Design Systems, Inc., located at 750 Lexington Avenue,
New York, New York 10021, of which the Company owns a 31.1% equity interest, since October of 1996.

     The principal occupation of Mr. Andrew Fabrikant is as the President of Fabrikant Fine Diamonds, an estate jewelry business. Fabrikant Fine Diamonds is located at 555 Fifth Avenue, New York, New York 10017.

     The principal occupation of Dr. Daniel Durchslag, D.D.S., is as a practicing dentist, specializing in General, Cosmetic and Sports Dentistry. Additionally, Dr. Durchslag serves as the Team Dentist for the National Football League's Los Angeles Raiders.

     The principal occupation of Ms. Karen Nazzareno is as the Comptroller of the Company.

     (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or dministrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each individual referred to in paragraph (a) above is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

     On June 17, 1998, the Company granted Mr. Matthew Harriton options to purchase 750,000 Shares of Common Stock, at an exercise price of the then market price of $.0938 per Share, pursuant to the Company's Incentive Stock Option Plan. On that same date, options to purchase 500,000 Shares, previously granted to Mr. Harriton pursuant to the terms of his prior employment contract with the Company, was amended to change the exercise price thereof to $.0938 per Share. On July 1, 1998, Mr. Harriton exercised his options to purchase an aggregate of 1,250,000 Shares, at an exercise price of $.0938, by delivering a non-recourse Promissory Note in the principal amount of $46,900.00 and a non-recourse Promissory Note in the principal amount of $70,350.00, for an aggregate principal amount of $117,250.00, due in five (5) years, bearing interest at 8% per annum. Pursuant to the terms of the Promissory Note, the total amount owed the Company is secured by the Common Stock purchased.

     On June 17, 1998, the Company granted Mr. Andrew Fabrikant options to purchase 250,000 Shares of Common Stock, at an exercise price of the then market price of $.0938 per Share, pursuant to the Company's Incentive Stock Option Plan. On July 1, 1998, Mr. Fabrikant exercised his options to purchase all 250,000 Shares, at an exercise price of $.0938, by delivering a non-recourse Promissory Note in the principal amount of $23,450.00, due in five (5) years, bearing interest at 8% per annum. Pursuant to the terms of the Promissory
Note, the total amount owed the Company is secured by the Common Stock purchased.

     On June 17, 1998, the Company granted Dr. Daniel Durchslag options to purchase 250,000 Shares of Common Stock, at an exercise price of the then market price of $.0938 per Share, pursuant to the Company's Incentive Stock Option Plan. On July 1, 1998, Dr. Durchslag exercised his options to purchase all 250,000 Shares, at an exercise price of $.0938, by delivering a non-recourse Promissory Note in the principal amount of $23,450.00, due in five (5) years, bearing interest at 8% per annum. Pursuant to the terms of the Promissory Note, the total amount owed the Company is secured by the Common Stock purchased.

     On June 17, 1998, the Company granted Ms. Karen Nazzareno options to purchase 400,000 Shares of Common Stock, at an exercise price of the then market price of $.0938 per Share, pursuant to the Company's Incentive Stock Option Plan. On July 1, 1998, Ms. Nazzareno exercised her options to purchase an aggregate of 400,000 Shares, at an exercise price of $.0938, by delivering a non-recourse Promissory Note in the principal amount of $37,520.00, due in five (5) years, bearing interest at 8% per annum.
Pursuant to the terms of the Promissory Note, the total amount owed the Company is secured by the Common Stock purchased. Although the Company has previously granted Ms. Nazzareno an option to purchase an additional 50,000 Shares, at an exercise price of $.25 per Share, to date Ms. Nazzareno has yet to exercise such option. However, for purposes of this Schedule, and pursuant to Rule 13d-3 (d)(1)(i) of the Exchange Act, Ms. Nazzareno shall be deemed the beneficial owner of 450,000 Shares, by virtue of the fact that Ms. Nazzareno may, within sixty days, exercise her existing option for an additional 50,000 Shares. Therefore, for the purpose of computing Ms. Nazzareno's percentage of outstanding securities of the class owned, the 50,000 Shares underlying Ms. Nazzareno's option will be included in the total outstanding securities of the class owned by her, but shall not be deemed to be outstanding securities for the purpose of computing the percentage of the class by any other person.


Item 4.   Purpose of the Transaction

     The Reporting Persons acquired their Shares of Common Stock for investment purposes. Such Reporting Persons, from time to time, may review the merits of their investments in the Company and evaluate their options with respect thereto. Subject to such review and evaluation, any or all of such Reporting Persons may determine to acquire additional shares of Common Stock (or securities convertible into Common Stock) through open market purchases, privately negotiated transactions or grants pursuant to the Company's
Incentive Stock Option Plan.  Furthermore, any or all of such Reporting
Persons may determine to sell shares of Common Stock (or securities convertible into Common Stock) and/or may pursue any other options with respect to their investment in the Company.

     Notwithstanding anything to the contrary contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

     Other than as described in this Schedule, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

     The number of Shares of Common Stock of the Company directly beneficially owned as determined pursuant to Rule 13d-3 under the Exchange Act, by Mr. Matthew Harriton as of the date hereof is 1,250,000, representing approximately 17.9% of the outstanding Common Stock of the Company.

     The number of Shares of Common Stock of the Company directly beneficially owned as determined pursuant to Rule 13d-3 under the Exchange Act, by Mr. Andrew Fabrikant as of the date hereof is 250,000, representing approximately 3.6% of the outstanding Common Stock of the Company.

     The number of Shares of Common Stock of the Company directly beneficially owned as determined pursuant to Rule 13d-3 under the Exchange Act, by Dr. Daniel Durchslag as of the date hereof is 250,000, representing approximately 3.6% of the outstanding Common Stock of the Company.

     The number of Shares of Common Stock of the Company directly beneficially owned as determined pursuant to Rule 13d-3 under the Exchange Act, by Ms. Karen Nazzareno as of the date hereof is 450,000, representing approximately 6.4% of the outstanding Common Stock of the Company, of which 50,000 of such Shares may be deemed to be beneficially owned pursuant to her option to acquire an additional 50,000 Shares at an exercise price of $.25 per Share, as discussed herein.

     Each of the Reporting Persons has sole voting and dispositive power with respect to the Shares of Common Stock of the Company which they beneficially hold.

     For purposes of computing the percentage beneficial ownership of Mr. Harriton, Mr. Fabrikant and Dr. Durchslag, the total number of Shares of Common Stock of the Company considered to be outstanding is 6,995,000, based solely on the number of Shares outstanding on July 20, 1998 as disclosed in the Form 10-KSB, filed by the Company.

     For purposes of computing the percentage beneficial ownership of Ms. Nazzareno, the total number of Shares of Common Stock of the Company considered to be outstanding is 7,045,000, of which 50,000 of such Shares may be deemed to be beneficially owned pursuant to her option to acquire an additional 50,000 Shares at an exercise price of $.25 per Share, as discussed herein, and based solely on the number of Shares outstanding on July 20, 1998 as disclosed in the Form 10-KSB, filed by the Company.

     Except for the transactions described in this Schedule, no transactions were effected by the Reporting Persons in the Common Stock of the Company during the 60 days preceding the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than their common employment and/or affiliation with the Company, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits

               DOCUMENT                                        EXHIBIT NO.
               --------                                        -----------

Stock Option Exercise Letter, dated July 1, 1998, executed by       1
Matthew Harriton, for the exercise of options to purchase
500,000 Shares

Promissory Note, dated July 1, 1998, by and between                 2
Matthew Harriton and Embryo Development Corporation, in the principal amount of $46,900.00

Stock Option Agreement, dated June 17, 1998, by and                 3
between Matthew Harriton and Embryo Development
Corporation

Stock Option Exercise Letter, dated July 1, 1998, executed by       4
Matthew Harriton, for the exercise of options to purchase
250,000 Shares

Stock Option Exercise Letter, dated July 1, 1998, executed by       5
Matthew Harriton, for the exercise of options to purchase
500,000 Shares

Promissory Note, dated July 1, 1998, by and between Mr.             6
Matthew Harriton and Embryo Development Corporation, in the principal amount of $70,350.00

Stock Option Agreement, dated June 17, 1998, by and                 7
between Andrew Fabrikant and Embryo Development
Corporation

Stock Option Exercise Letter, dated July 1, 1998, executed by       8
Andrew Fabrikant, for the exercise of options to purchase
250,000 Shares

Promissory Note, dated July 1, 1998, by and between Mr.             9
Andrew Fabrikant and Embryo Development Corporation, in the principal amount of $23,450.00

Stock Option Agreement, dated June 17, 1998, by and                10
between Daniel Durchslag and Embryo Development
Corporation

Stock Option Exercise Letter, dated July 1, 1998, executed by      11
Daniel Durchslag, for the exercise of options to purchase
250,000 Shares

Promissory Note, dated July 1, 1998, by and between Dr.            12
Daniel Durchslag and Embryo Development Corporation, in the principal amount of $23,450.00

Stock Option Agreement, dated June 17, 1998, by and                13
between Karen Nazzareno and Embryo Development
Corporation

Stock Option Exercise Letter, dated July 1, 1998, executed by      14
Karen Nazzareno, for the exercise of options to purchase
400,000 Shares

Promissory Note, dated July 1, 1998, by and between Ms.            15
Karen Nazzareno and Embryo Development Corporation, in the principal amount of $37,520.00

Agreement of Joint Filing, dated August 28, 1998, by and           16
among Mr. Matthew Harriton, Mr. Andrew Fabrikant, Dr.
Daniel Durchslag and Ms. Karen Nazzareno





Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
______________________________________________________________________________
Date:
AUGUST 28, 1998
______________________________________________________________________________
Signature:
/s/ MATTHEW HARRITON
______________________________________________________________________________
Name/Title:
MATTHEW HARRITON
PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND
DIRECTOR
______________________________________________________________________________



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
______________________________________________________________________________
Date:
AUGUST 28, 1998
______________________________________________________________________________
Signature:
/s/ ANDREW FABRIKANT
______________________________________________________________________________
Name/Title:
ANDREW FABRIKANT
DIRECTOR
______________________________________________________________________________


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
______________________________________________________________________________
Date:
AUGUST 28, 1998
______________________________________________________________________________
Signature:
/s/ DANIEL DURCHSLAG
______________________________________________________________________________
Name/Title:
DANIEL DURCHSLAG
DIRECTOR
______________________________________________________________________________


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
______________________________________________________________________________
Date:
AUGUST 28, 1998
______________________________________________________________________________
Signature:
/s/ KAREN NAZZARENO
______________________________________________________________________________
Name:
KAREN NAZZARENO

______________________________________________________________________________